SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              SCHEDULE 13G/A
                              AMENDMENT NO. 1


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
    (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)




                     INSpire Insurance Solutions, Inc.
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                             (Name of Issuer)



                  Common Stock, par value $.01 per share
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                      (Title of Class of Securities)



                                 457732105
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                              (CUSIP Number)


                             December 31, 1998
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          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [     ]   Rule 13d-1(b)
          [     ]   Rule 13d-1(c)
          [  X  ]   Rule 13d-1(d)


CUSIP No. 457732105           13G

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     The Millers Mutual Fire Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                                (a) [   ]
                                                             (b) [   ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF        5    SOLE VOTING POWER           4,606,875
       SHARES
    BENEFICIALLY      6    SHARED VOTING POWER         0
      OWNED BY
        EACH          7    SOLE DISPOSITIVE POWER      4,606,875
     REPORTING
    PERSON WITH       8    SHARED DISPOSITIVE POWER    0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,606,875

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                             [   ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     25.0%

12   TYPE OF REPORTING PERSON*

     IC

     *SEE INSTRUCTIONS BEFORE FILLING OUT


                      AMENDMENT NO. 1 TO SCHEDULE 13G

          This Amendment No. 1 to Schedule 13G (this "Amendment") is being filed on behalf of The Millers Mutual Fire Insurance Company, a Texas mutual insurance company ("Millers"), as an amendment to the initial statement on Schedule 13G relating to shares of common stock, par value $.01 per share (the "Common Stock"), of INSpire Insurance Solution, Inc., a Texas corporation (the "Company"), as filed with the Securities and Exchange Commission on February 13, 1998 (the "Initial Statement"). This Amendment is being filed to reflect the disposition of Common Stock by Millers, resulting in a material change in beneficial ownership of Common Stock directly owned and held by Millers. On July 21, 1998, the Board of Directors of the Company approved a three-for-two stock split of the Common Stock, to be effected in the form of a stock dividend, payable on August 17, 1998 to shareholders of record as of the close of business on July 31, 1998.

ITEM 4    OWNERSHIP:

          (a) Millers is the beneficial owner of 4,606,875 shares of Common Stock.

          (b) Millers is the beneficial owner of 25.0% of the outstanding shares of Common Stock.

          (c) Millers has the sole power to vote, or to direct the vote of, all 4,606,875 shares of Common Stock and has the sole power to dispose, or to direct the disposition of, all 4,606,875 shares of Common Stock.




                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Date:  February 12, 1999


                       THE MILLERS MUTUAL FIRE INSURANCE COMPANY


                       By:  /S/JOY J. KELLER
                            ------------------------------
                            Joy J. Keller
                            Executive Vice President and
                            Chief Financial Officer